Announcement of the Annual General Meeting of Shareholders for Fiscal Year 2011

On March 8, 2012, the Board of Directors of Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) passed the following resolution to hold the annual general meeting of shareholders on March 30, 2012.

Key Details Relating to the Annual General Meeting of Shareholders

•	Meeting Date and Time: March 30, 2012; 09:00 a.m. (local time)

•	Venue: Woori Bank head office building, 5th floor, 203, Hoehyon-dong 1-ga,

Chung-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements for the fiscal year 2011

2)	Approval of amendments to the Articles of Incorporation

3)	Appointment of non-standing directors

3)-1 3)-2 3)-3 3)-4 3)-5
Candidate for non-standing director: Min-Joon Bang
Candidate for non-standing director: Hi-Taek Shin
Candidate for non-standing director: Doo-Hee Lee
Candidate for non-standing director: Hun Lee
Candidate for non-standing director: Hyung-Goo Lee

4)	Appointment of candidates for the members of the Audit Committee

4)-1 Candidate for member of the Audit Committee: Hi-Taek Shin

4)-2 4)-3 4)-4	Candidate for member of the Audit Committee: Doo-Hee Lee Candidate for member of the Audit Committee: Hun Lee Candidate for member of the Audit Committee: Hyung-Goo Lee

5)	Approval of directors’ compensation limit

•	Agenda details

- Details regarding candidates for non-standing directors

Name	Date of Birth	Term / Appointment	Career & Academic Background
Min-Joon Bang	Oct. 29, 1950	1 year / Re-appointment	- Arbitration Commissioner, Press Arbitration Commission - Head of Editorial Desk, Korea Times - Bachelor of Arts (Korean Language and Literature Education), Seoul National University

Hi-Taek Shin	Aug. 6, 1952	1 year / Re-appointment
- Current) Professor of College of Law, Seoul National University
- Attorney-at-law, Kim & Chang Law Firm
- Member, National Economic Advisory Council of Korea
- Bachelor of Laws, Seoul National University
- Master of Laws, Seoul National University
- J.S.D., Yale Law School

Doo-Hee Lee	Jun. 12, 1957	1 year / Re-appointment
- Current) President, Asia-Pacific Association for International
Education; Professor of College of Business Administration, Korea
University
- President, Korea Advertising Society
- Bachelor of Business Administration, Korea University
- Master of Business Administration, University of Wisconsin-Madison
- Ph.D. in Business Administration, Michigan State University

Hun Lee	Dec. 8, 1961	1 year / Re-appointment	- Current) Co-Head, The Lawyers for Citizens - Partner, Barun Law - Bachelor of Law, Chung-Ang University

Hyung-Goo Lee	Nov.18, 1962	2 year/New appointment	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University

- Details regarding candidates for Audit Committee members

Name	Term / Appointment
Hi-Taek Shin	1 year / Re-appointment

Doo-Hee Lee	1 year / Re-appointment

Hun Lee	1 year/ Re-appointment

Hyung-Goo Lee	2 year/ New appointment